Exhibit 12

DENBURY RESOURCES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year Ended December 31,						Nine Months Ended September 30, 2012
In thousands	2007	2008	2009		2010	2011
Earnings:
Pretax income from continuing operations	393,414	624,228	(122,189)		479,070	924,045	661,492
Plus: Equity in (earnings) loss of affiliates	1,110	(5,354)	(6,657)		(587)	—	—
Plus: Distributed income of equity investees	1,427	7,139	11,642		—	—	—
Plus: Amortization of capitalized interest	169	1,420	2,427		4,865	5,271	4,780
Plus: Fixed charges (below)	55,917	67,576	122,795		250,964	236,552	177,748
Less: Interest capitalized	(20,385)	(29,161)	(68,596)		(66,815)	(61,586)	(57,357)

Earnings	431,652	665,848	(60,578)		667,497	1,104,282	786,663

Fixed Charges:
Interest expense	30,830	32,596	47,430		176,113	164,360	115,745
Capitalized interest	20,385	29,161	68,596		66,815	61,586	57,357
Interest component of rent expense (1)	4,702	5,819	6,769		8,036	10,606	4,646

Fixed charges	55,917	67,576	122,795		250,964	236,552	177,748

Ratio of earnings to fixed charges	7.7	9.9	(0.5	)(2)	2.7	4.7	4.4

(1)	Represents that portion of rental expense that we believe to be representative of interest expense.
(2)	Earnings were inadequate to cover fixed charges by $183.4 million.